UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release and material change report dated October 5, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

October 5 , 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2      Date of Material Change

October 5, 2006

Item 3      News Release

The material change was disclosed in a press release dated October 5, 2006 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4     Summary of Material Change

Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly owned subsidiary, Circle K Stores Inc., signed agreements to purchase 236 sites from Shell Oil Products US and its affiliate Motiva Enterprises LLC.

Item 5      Full Description of Material Change

Should the transaction close as expected, the company evaluates that these assets would add approximately 340 million gallons in motor fuel volume sales and approximately US$120 million in merchandise sales and contribute to its earnings on an annualized basis. This transaction is expected to close before the end of the 2006 calendar year and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time. Internal available cash dollars will be used for the transaction along with the company's revolving term credit facilities.

The 236 sites currently operate under the Shell banner and are located in Bâton Rouge (22), Denver (71), greater Memphis area (16), Orlando (28), Southwest Florida (46) and Tampa (53). Of the 236 sites acquired, 175 are company-operated, 49 are operated by dealers and 12 have a motor fuel supply agreement. In the case of the 49 dealers, we will continue to own (25) or lease (24) the premises and will supply motor fuel to the sites. As for the 12 sites, we have no control over the real-estate but will continue to supply motor fuel. The company-operated sites will be reimaged Circle K and will continue to sell Shell motor fuel pursuant to supply agreements signed with Shell and Motiva. In addition to station and supply contract sales, the agreements provide for the conversion of approximately 250 existing Circle K sites to the Shell brand in these and other US markets. Under these arrangements, the convenience stores will remain Circle K branded while the fuels offering will become Shell branded. Pursuant to these agreements, the company would buy the land and buildings for 200 locations and assume 24 leased sites.

FORM 51-102F3
MATERIAL CHANGE REPORT

The company plans to invest an aggregate amount of approximately US$ 45 million over the next five years, of which US$ 25 million will be invested within the first 18 months to either raise and rebuild or renovate the stores at such sites in accordance with Circle K standards.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to the undersigned using the same telephone number.

Item 9      Date of Report

October 5, 2006

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) Sylvain Aubry
Name: Sylvain Aubry Title: Corporate Secretary

PRESS RELEASE

Couche-Tard Acquires
236 Sites from Shell

ATD. A, ATD. B / TSX

Laval, October 5, 2006 — Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly owned subsidiary, Circle K Stores Inc., signed agreements to purchase 236 sites from Shell Oil Products US and its affiliate Motiva Enterprises LLC. Should the transaction close as expected, the company evaluates that these assets would add approximately 340 million gallons in motor fuel volume sales and approximately US$120 million in merchandise sales and contribute to its earnings on an annualized basis. This transaction is expected to close before the end of the 2006 calendar year and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time. Internal available cash dollars will be used for the transaction along with the company's revolving term credit facilities.

The 236 sites currently operate under the Shell banner and are located in Bâton Rouge (22), Denver (71), greater Memphis area (16), Orlando (28), Southwest Florida (46) and Tampa (53). Of the 236 sites acquired, 175 are company-operated, 49 are operated by dealers and 12 have a motor fuel supply agreement. In the case of the 49 dealers, we will continue to own (25) or lease (24) the premises and will supply motor fuel to the sites. As for the 12 sites, we have no control over the real-estate but will continue to supply motor fuel. The company-operated sites will be reimaged Circle K and will continue to sell Shell motor fuel pursuant to supply agreements signed with Shell and Motiva. In addition to station and supply contract sales, the agreements provide for the conversion of approximately 250 existing Circle K sites to the Shell brand in these and other US markets. Under these arrangements, the convenience stores will remain Circle K branded while the fuels offering will become Shell branded. Pursuant to these agreements, the company would buy the land and buildings for 200 locations and assume 24 leased sites.

The company plans to invest an aggregate amount of approximately US$ 45 million over the next five years, of which US$ 25 million will be invested within the first 18 months to either raise and rebuild or renovate the stores at such sites in accordance with Circle K standards.

"Strategically, these acquisitions would be excellent additions to our current network, while entering into a new market (Denver) and would efficiently complement the network expansion plans. Consistent with our development strategy, we selected these sites based on the following criteria: prime locations, potential for growth, quality of people and the opportunity to expand our relationship with Shell Oil US," indicated Brian Hannasch, Senior Vice-President, Western North America.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category as a publicly held company. Couche-Tard's network is currently comprised of 5,205 convenience stores, 3,244 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 38,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Brian Hannasch, Senior Vice-President, Western North America
Tel: (812) 350-6735

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe", "expect" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.